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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
APR 16 2018
Washington DC
406

SEC FILE NUMBER
8-51046

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Supreme Alliance LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3814 Appleton Way
(No. and Street)

Wilmington	North Carolina	28412
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Henry Smith 910 769 6007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab and Company, P.A.
(Name – *if individual, state last, first, middle name*)

100 E. Sybelia Avenue, #130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, HENRY Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Supreme Alliance LLC, as of DECEMBER 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of NC, County of New Hanover
Signed before me on this 6 day of April 18 by Karen E Strickland
Notary Public Karen E Strickland

Notary Public

Signature

President, CEO, CCO
Title

KAREN E STRICKLAND NOTARY MY COMMISSION EXPIRES 11/14/22 PUBLIC NEW HANOVER COUNTY, NC

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUPREME ALLIANCE LLC
REPORT OF FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2017

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

To The Member
Supreme Alliance LLC
Wilmington, North Carolina

March, xx, 2018

SUPREME ALLIANCE LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Cash and cash equivalents	$ 14,719	
Commission Receivable	10,624	
Total Assets		$ 25,343

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Commissions Payable		$ 10,052
MEMBER'S EQUTIY		
Contributed capital	$ 124,924	
Accumulated deficit	(109,633)	
Total Member's Equity		15,291
Total Liabilities and Member's Equity		$ 25,343

SUPREME ALLIANCE LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2017

REVENUE		
Commission income	$ 211,203	
Other Income	15,043	
Total Revenues		$ 226,246
EXPENSES		
Member Payments	$ 56,399	
Professional Fees	3,900	
Registration & Regulatory Fees	36,035	
Commission Expense	176,958	
Other General and Administrative	18,223	
Total Expenses		235,116
Net Loss		$ (8,870)

See Independent Auditor's Report and Accompanying Notes to Financial Statements

SUPREME ALLIANCE LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2017

	Contributed Capital	Retained Equity (Deficit)	Total Member's Equity
Beginning balance	$ 111,924	$ (100,763)	$ 11,161
Member contribution	13,000	-	13,000
Net gain/(loss)		(8,870)	(8,870)
Ending balance (Deficit)	$ 124,924	$ (109,633)	$ 15,291

See Independent Auditor's Report and Accompanying Notes to Financial Statements

SUPREME ALLIANCE LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2017

OPERATING ACTIVITIES	
Net Income / (loss)	$ (8,870)
Adjustments to reconcile net loss to net cash used in operations	-
Net change in current assets and liabilities	
Change in Commissions	7,845
Change in Assets	(6,462)
Net cash used in operating activities	(7,487)
FINANCING ACTIVITIES	
Member contributions	13,000
Net increase in cash	5,513
CASH, BEGINNING OF YEAR	9,206
CASH, END OF YEAR	$ 14,719

See Independent Auditor's Report and Accompanying Notes to Financial Statements

NOTE 1 – SUMMARY OF SIGNIFCANT ACCOUNTING POLICIES

Nature of Business and Regulation

Supreme Alliance, LLC ("the Company") is a Delaware limited liability company that began broker-dealer operations in March 1998 to market life insurance and mutual fund products to insurance agents. The Company is a licensed broker-dealer with the Financial Industry Regulatory Authority (FINRA) and is a wholly owned subsidiary of Insurance Distribution Consulting, LLC.

The Company is registered with FINRA as a limited broker- dealer participating in annuity contracts and mutual funds. The Company operates pursuant to the (k)(2)(i) exemptive provisions of SEC Rule 15c3-3 and will not hold clients' funds or securities , nor directly offer any securities products to related customers. The Company is registered according to the $5,000 net capital provisions of SEC Rule 15c3-1 because of its limited nature. The Company will conduct both institutional and retail business.

Cash Equivalents

The Company considers all short-term non-equity investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Commission income is recognized when earned and recorded on a trade date basis.

Other Income

Other non-commission income consists of FINRA Registration Fees totaling $15,043.

Income Taxes

The Company is a single member disregarded entity for federal and state income tax purposes. As a disregarded entity, the Company is not required to file federal or state income tax returns but the income and expenses of the Company are required to be included in the return of its single member. Therefore no provision or liability for federal or state income taxes has been included in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

The Company follows professional standards (FASB ASC 820), Fair Value Measurements and Disclosures. This valuation method establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure financial assets and liabilities.

The carrying value of the Company's only asset, cash and cash equivalents, approximates fair value.

NOTE 2 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's (SEC's) uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital as defined by the Rule, shall not exceed 15 to 1.

As of December 31, 2017, the Company had net capital of $14,719 under Rule 15c3-1, which was $9,719 in excess of its required net capital of $5,000.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments or contingencies.

NOTE 4 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers (Topic 606)*, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) when It becomes effective and permits the use of either a full retrospective or retrospective with cumulative transition method. In August 2015, the FASB issued ASU 2015 – 14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. The Company has not yet selected a transition method and is currently evaluating the effect the standard will have on the financial statement.

NOTE 5 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through March XX, 2018, the date the financial statements were available to be issued.

SUPREME ALLIANCE LLC

NET CAPITAL COMPUTATION PURSUANT TO RULE 15c3-1
Schedule I
As of December 31, 2017

Total Member's Equity	$ 15,291
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Total capital and allowable subordinated liabilities	15,291
Deduct:	
Nonallowable assets	572
Net Capital	$ 14,719

Computation of basic net capital requirement:

Minimum net capital required (greater of $5,000 or 6.6% of aggregate indebtedness)	$ 5,000
Excess net capital	$ 9,719

Aggregate indebtedness:

Accounts payable	$ 10,052
Ratio, aggregate indebtedness to net capital	68.29%

See Independent Auditor's Report on Supplementary Information

SUPREME ALLIANCE LLC

EXEMPTION REPORT PURSUANT TO RULE 15c3-3

SEA 15c3-3 Exemption Report

I, Michael Jones of Supreme Alliance LLC (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption to SEA §240.15c3-3;

2. The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the period beginning January 1, 2017 through December 31, 2017, without exception;

3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in SEA §240.15c3-3(k).

Respectfully submitted,

/s/ Michael Jones_____
Michael Jones, Manager